Exhibit 99.1

ZK INTERNATIONAL RENEWS CONTRACT WITH ONE OF ASIA'S LARGEST SUPPLIERS OF GAS, TOWNGAS CHINA

WENZHOU, China, March 27, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), is pleased to announce that after a 400% increase in orders year-over-year, the Company has renewed its contract with Towngas China Company Limited (“Towngas China”).

Towngas China is one of the largest public utility providers in China and one of the largest suppliers of gas in Asia. With nearly $1 billion in revenue as of 2016, Towngas China has been committed to providing customers in Asia with a safe, reliable supply of gas, while working to preserve, protect and improve the environment. Towngas China has developed over 246 projects in 26 provinces, autonomous regions and municipalities directly under the Central Government. In Hong Kong alone, their gas supply network covers more than 3,600 kilometers and serves more than 188 million users. ZK International generated $1.6 million in revenue in 2017 with Towngas China, an increase of approximately 400% as compared to the same period in 2016.

Mr. Jiancong Huang, Chairman and CEO of ZK International, stated, “We are pleased that Towngas China continues to recognize ZK for its quality and innovation. ZK International is approved as a Qualified Stainless Steel Gas Pipe Supplier and has consistently passed its annual comprehensive assessment, which further solidifies our manufacturing quality, capability and integrity with globally recognized corporations such as Towngas China. Towngas China strictly enforces a high standard of selecting gas pipeline suppliers its does business with as instances of gas leakage can be fatal. As a preventative measure, Towngas China has committed to adopting more stainless steel piping systems in its future residential gas pipeline projects. The driver behind the commitment is the increased market recognition of stainless steel pipe and press-fit connection solution such as ZK’s as compared to those of traditional PVC pipes.”

ZK International’s stainless steel pipe and press-fit connection advantages:

•	Easy installation and handling.

•	Connecting solution is 2.5 times faster than old-fashioned threading pipe system.

•	Wide choices of system design options

•	Easy to assemble fittings, no special tools required

•	Expansion of new gas appliances or additions to homes made easy

•	Fewer joints, less potential leak points than in galvanized pipe or copper pipe systems

•	No pipe cutting and threading or heavy equipment needed.

According to The International Trade Administration, U.S. Department of Commerce, natural gas is China’s fastest growing major fuel, with demand quadrupling in the past decade. Natural gas now accounts for 6% of China’s energy demand, double the market share in 2007. In 2016, China’s consumption of natural gas grew by 6.4%, reaching 224 billion cubic meters. As China continues to move forward with its plan to replace coal with cleaner and more efficient natural gas in power generation, the demand for gas will increase steadily in the long-run. The Chinese government expects gas to provide 10% of the country’s energy by the end of the 13th Five-year Plan period (2016-2020). As a result, a network of gas pipelines will be required to meet this demand and to supply the markets currently not being serviced.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About Towngas China Co., Ltd.

Towngas China is a leading public utility provider in China and is also one of the largest city-gas supplying companies in Asia. Its operation scope includes city-gas supply, water supply, pipeline infrastructure development, and property development. It supplies gas to more than 25 Million households through its 100,000KM pipeline infrastructure. It has 131 subsidiaries and affiliates in 23 provinces of China.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com